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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              Stan Lee Media, Inc.
                              --------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    85285P101
                                    ---------
                                 (CUSIP Number)

                              Peter Bierstedt, Esq.
                             2039 N. Gramercy Place
                           Hollywood, California 90068
                                 (323) 465-4633
                                 --------------
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                December 7, 1999
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1)             Name of Reporting Person
               S.S. OR I.R.S. Identification No. of Above Person

                      LEE FAMILY 1985 TRUST
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2)             Check the Appropriate Box if a Member of a Group*
               (a) [X]
               (b) [ ]
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3)             SEC Use Only

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4)             Source of Funds*
                      PF
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5)             Check if Disclosure of Legal Proceedings is Required
               Pursuant to Items 2(d) or 2(e)
               [ ]
--------------------------------------------------------------------------------
6)             Citizenship or Place of Organization
                      California
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        Number of            7)     Sole Voting Power
          Shares                    0
        Beneficially         ---------------------------------------------------
         Owned by            8)     Shared Voting Power
           Each                     3,345,000
         Reporting           ---------------------------------------------------
          Person             9)     Sole Dispositive Power
         Reporting                  0
           With              ---------------------------------------------------
                             10)    Shared Dispositive Power
                                    3,345,000
--------------------------------------------------------------------------------
11)            Aggregate Amount Beneficially Owned by Each Reporting Person
                      3,345,000
--------------------------------------------------------------------------------
12)            Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares* [ ]
--------------------------------------------------------------------------------
13)            Percent of Class Represented by Amount in Row (11)
                      28.3%
--------------------------------------------------------------------------------
14)            Type of Reporting Person*
                      OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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--------------------------------------------------------------------------------
1)             Name of Reporting Person
               S.S. OR I.R.S. Identification No. of Above Person

                      STAN LEE
--------------------------------------------------------------------------------
2)             Check the Appropriate Box if a Member of a Group*
               (a) [X]
               (b) [ ]
--------------------------------------------------------------------------------
3)             SEC Use Only

--------------------------------------------------------------------------------
4)             Source of Funds*
                      PF
--------------------------------------------------------------------------------
5)             Check if Disclosure of Legal Proceedings is Required
               Pursuant to Items 2(d) or 2(e)
               [ ]
--------------------------------------------------------------------------------
6)             Citizenship or Place of Organization
                      United States
--------------------------------------------------------------------------------
        Number of            7)     Sole Voting Power
          Shares                    0
        Beneficially         ---------------------------------------------------
         Owned by            8)     Shared Voting Power
           Each                     3,345,000
         Reporting           ---------------------------------------------------
         Reporting           9)     Sole Dispositive Power
          Person                    0
           With              ---------------------------------------------------
                             10)    Shared Dispositive Power
                                    3,345,000
--------------------------------------------------------------------------------
11)            Aggregate Amount Beneficially Owned by Each Reporting Person
                      3,345,000
--------------------------------------------------------------------------------
12)            Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares* [ ]
--------------------------------------------------------------------------------
13)            Percent of Class Represented by Amount in Row (11)
                      28.3%
--------------------------------------------------------------------------------
14)            Type of Reporting Person*
                      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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ITEM 1.        SECURITY AND ISSUER.

               The Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on behalf of Lee Family 1985 Trust and Stan Lee on August 3, 1999, relates to shares of Common Stock, no par value per share (the "Common Stock"), of Stan Lee Media, Inc., a Colorado corporation (the "Issuer"), whose principal executive office and mailing address is 15821 Ventura Boulevard, Suite 675, Encino, California, 91436, is hereby amended as follows:

ITEM 2.        IDENTITY AND BACKGROUND.

               This amendment to Schedule 13D is filed by and on behalf of the Lee Family 1985 Trust ("Trust") and Stan Lee ("Lee"). Trust and Lee sometimes hereinafter are referred to, collectively, as the "Reporting Persons". Lee is the trustee of Trust, and with his spouse, owns or controls 100% of its beneficial interests. By virtue of his position with and ownership interest in the Trust, Lee may be deemed to have shared voting and dispositive power with Trust. As described more fully in Item 4 below, the Reporting Persons are filing this Schedule 13D pursuant to Rule 13d-1(a) because the Trust had acquired 3,600,000 of the issued and outstanding shares of the Issuer from the Issuer in connection with that certain Reorganization and Stock Purchase Agreement dated as of June 25, 1999 (collectively, the "reorganization transaction"), and has subsequently transferred 255,000 of said issued and outstanding shares of Common Stock of the Issuer.

               Although there is no formal agreement, written or oral, regarding the acquisition, disposition or voting of the securities of the Issuer as between the Reporting Persons, the Reporting Persons expect that they will be consulting with each other, and that Lee, as trustee of the Trust, in addition to being a director of the Issuer, may, for some purposes, be deemed to be members of a group with respect to the Issuer.

               During the last five years, Mr. Lee has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject him to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               This amendment to Schedule 13D is filed to report the acquisition of an aggregate of 3,600,000 shares of Common Stock of the Issuer by Lee, as trustee of the Trust, from the Issuer, and subsequent disposition of an aggregate of 255,000 shares of Common Stock of the Issuer as more particularly described in Item 4, thereby resulting in an aggregate of 3,345,000 shares of Common Stock of the Issuer presently owned by the Reporting Persons. Pursuant to the reorganization transaction, all of the issued and outstanding common stock of Stan Lee Media, Inc., a Delaware corporation, was exchanged for 8,500,000 shares of the Issuer,


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including the shares owned by the Reporting Persons. The source of the funds for the investment in securities is personal funds.

ITEM 4.        PURPOSE OF TRANSACTION.

               The primary purpose of the investment in securities of the Issuer is for investment. The Reporting Persons may acquire additional shares of Common Stock for investment purposes from time to time, although neither has any specific present plans to do so.

               In addition to the investment purposes, the Reporting Persons also plan to exercise direction and control over the Issuer. Coincident with the closing of the reorganization transaction as described above, a change in the board of directors and management of the Issuer occurred. The authorized number of directors was increased to five, and Mr. Stan Lee, Devendra Mishra, Andrea L. Paul and Gill Champion were appointed directors of the Issuer, with one vacancy on the board of directors. In addition to acting as directors, Mr. Lee is the newly appointed Chairman of the Board of Directors of the Issuer, Mr. Mishra is the newly appointed President of the Issuer, Ms. Paul is the newly appointed Secretary of the Issuer, and Mr. Champion is the newly appointed Vice President of the Issuer. Mr. Stephen M. Gordon is the newly appointed Treasurer of the Issuer.

               Other than as set forth in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions which would have such consequences. Reporting Persons' plans are consistent with those of Mr. Lee.

               Item 4 of the Schedule 13D is hereby amended to include the following information:

               (i) Effective December 7, 1999, an aggregate of 255,000 shares of Common Stock of the Issuer were transferred to nine individuals as gifts by the Reporting Persons.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              (a), (b) According to information furnished to the Reporting Persons by the Issuer, there were 11,833,029 shares of Common Stock issued and outstanding as of February 7, 2000, and 714,286 shares of Series A Preferred Stock issued and outstanding as of February 7, 2000. Based on such information, the Trust reports direct holdings of 3,345,000 shares of Common Stock, amounting to approximately 28.3% of the outstanding and issued shares of Common Stock. Mr. Lee, with his spouse, owns a 100% beneficial interest in the Trust. Mr. Lee may be deemed to have shared voting and investment power with respect to all such shares owned by the Trust.

              (c), (d) and (e)     Not applicable.


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ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               No Reporting Person is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

               Exhibit A - Joint Filing Undertaking.

                                   SIGNATURES

               After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 14, 2000.

LEE FAMILY 1985 TRUST                        STAN LEE


By: /s/ STAN LEE                            /s/ STAN LEE
   -------------------------------          -------------------------------
        STAN LEE, Trustee


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